OO 2/25/13

SEC
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FEB 22 2013

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Valkyrie Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14455 Webb Chapel Road, Suite 211
(No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph D. Hansen — 469-964-2675
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 2/28/13

OATH OR AFFIRMATION

I, Joseph D. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Valkyrie Equities Corporation**, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO + FINOP

Title


TANYA S. ALVAREZ
MY COMMISSION EXPIRES
September 22, 2014

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* - The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

Westminster Financial Securities, Inc.
Financial Statement
December 31, 2012

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

Westminster Financial Securities, Inc.

Financial Statement

December 31, 2012

Westminster Financial Securities, Inc.
TABLE OF CONTENTS
December 31, 2012

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Valkyrie Equities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Valkyrie Equities Corporation (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valkyrie Equities Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



BRAD A. KINDER, CPA

Flower Mound, Texas
February 13, 2013

VALKYRIE EQUITIES CORPORATION
Statement of Financial Condition
December 31, 2012

ASSETS

Cash and cash equivalents	$ 20,690
Prepaid expenses	600
Property and equipment, net	3,109
TOTAL ASSETS	$ 24,399

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ -
Stockholders' Equity	
Common stock, 1,000,000 shares authorized, no par value, 12,437 shares issued and outstanding	74,471
Accumulated deficit	(50,072)
TOTAL STOCKHOLDERS' EQUITY	24,399
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,399

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Statement of Income
Year Ended December 31, 2012

Revenue	
Securities commissions	$ 138
Interest income	30
TOTAL REVENUE	168
Expenses	
Communications	3,162
Occupancy and equipment	5,737
Professional fees	1,348
Promotional	1,981
Regulatory expense	1,775
Other expenses	2,322
TOTAL EXPENSES	16,325
NET LOSS	$ (16,157)

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2012

	Common Shares	Common Stock	Accumulated Deficit	Total
Balances at December 31, 2011	11,000	$ 62,759	$ (33,915)	$ 28,844
Issuance of common stock - cash	1,250	21,580	-	21,580
Issuance of common stock - non-cash	1,187	6,690	-	6,690
Common stock redeemed	(1,000)	(16,558)	-	(16,558)
Net loss	-	-	(16,157)	(16,157)
Balances at December 31, 2012	12,437	$ 74,471	$ (50,072)	$ 24,399

See notes to financial statements.

VALKYRIE EQUITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (16,157)
Adjustments to reconcile net loss to net cash used in operating activities:	
Expenses paid by stockholders' for common stock issued	6,690
Depreciation	1,395
Change in assets and liabilities:	
Increase in prepaid expenses	(600)
Net cash used in operating activities	(8,672)
Cash flows from investing activities:	
Purchase of property and equipment	(477)
Cash flows from financing activities:	
Issuance of common stock	21,580
Common stock redeemed	(16,558)
Net cash provided by financing activities	5,022
Net decrease in cash and cash equivalents	(4,127)
Cash and cash equivalents at beginning of year	24,817
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 20,690

Non-cash financing activities:

During 2012, stockholders paid expenses on behalf of the Company totaling $6,690, and such expenses were contributed toward common stock issued.

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Valkyrie Equities Corporation (the Company) was incorporated in April 2009 as a Texas corporation. The Company's registration as a broker-dealer in securities with the Securities and Exchange Commission (SEC) was approved in January 2012, and its membership in the Financial Industry Regulatory Authority (FINRA) became effective in January 2012.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company operates as a mutual fund retailer whose customers are individuals primarily in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds and highly liquid investments, generally certificates of deposit with an original maturity of three months or less, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three years.

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

VALKYRIE EQUITIES CORPORATION
Notes to Financial Statements
December 31, 2012

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all federal tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders, therefore, there is no provision for federal income taxes.

The Company is subject to state income taxes.

As of December 31, 2012, open Federal tax years include the tax years ended December 31, 2009 through December 31, 2011.

Advertising Costs

The Company expenses advertising costs as they are incurred.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $20,690, which was $15,690 in excess of its required net capital of $5,000. The Company's net capital ratio was zero to 1.

Note 3 - Property and Equipment

Property and equipment consists of office equipment at a cost of $4,504, less accumulated depreciation of $1,395. Depreciation expense for the year totaled $1,395 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 4 - Office Lease

The Company's current office lease is a non-cancelable agreement which began in June 2012 and expires in May 2013. The monthly lease payment under this lease agreement is $150. Office rent for the year totaled $4,342 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2012, through February 13, 2013, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

VALKYRIE EQUITIES CORPORATION
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2012

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 24,399
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	600
Property and equipment, net	3,109
Total deductions and/or charges	3,709
Net Capital	$ 20,690
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 15,690
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2012 as filed by Valkyrie Equities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Valkyrie Equities Corporation

In planning and performing our audit of the financial statements of Valkyrie Equities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A Kinder, CPA

BRAD A. KINDER, CPA

Flower Mound, Texas
February 13, 2013